FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of May, 2007

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)



 NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY
                            AND/OR CONNECTED PERSONS


This notification relates to a transaction notified in accordance with DTR 3.1.2 R and 3.1.4 R (1)(a)

1    Name of the issuer

     HSBC Holdings plc

2 Name of the person discharging managerial responsibilities or, where applicable, the name of the person connected with a person discharging managerial responsibilities

     i) Liberian Ebony Transports, Inc - corporate interest of H Sohmen, a person discharging managerial responsibilities

     ii) Tauro Company Limited - corporate interest of A Sohmen spouse of H Sohmen, a person discharging managerial responsibilities

     iii) Skymark Company S.A. - corporate interest of A Sohmen spouse of H Sohmen, a person discharging managerial responsibilities

     iv) A Sohmen - spouse of H Sohmen, a person discharging managerial responsibilities

3 Description of shares (including class), debentures, derivatives or any other financial instruments relating to shares

     US$0.50 ordinary shares

4    State the nature of the transactions

     Acquisition / scrip dividend

5 Number of shares, derivatives or any other financial instruments relating to shares acquired

     i)      44,402

     ii)     18,486

     iii)       449

     iv)      8,378

6 Number of shares, derivatives or any other financial instruments relating to shares disposed

     N/A

7    Price per share or value of transactions

     US$17.4801

8    Date and place of transactions

     10 May 2007, Hong Kong

9    Date issuer informed of transactions

     10 May 2007

10   Total holding following notification

     3,553,982

11 Name of duly authorised officer/official of issuer responsible for making notification

     Nicola Black, Assistant Secretary, 020 7991 2652

12   Date of notification

     11 May 2007





                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  11 May 2007